SOULMATE BREWING LLC
FINANCIAL STATEMENTS
Year ended December 31, 2019

TABLE OF CONTENTS

Page No.

Hall & Holden, P.C.
CERTIFIED & REGISTERED PUBLIC ACCOUNTANTS
P.O. Box 1427, Route 17
Waitsfield, Vermont 05673-1427
Telephone (802) 496-3140
Fax (802) 496-5902

Michele A. Eid, CPA
Douglas L. Hall, CPA/RPA
Robert J. Holden, RPA

Members:
American Institute of Certified
  Public Accountants
Vermont Society of Certified
  Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Managing Member
Soulmate Brewing LLC
Morrisville, VT.

We have reviewed the accompanying financial statements of Soulmate Brewing LLC (a corporation), which comprise the balance sheet as of December 31, 2019 and the related statement of income, members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do no express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any materials modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hall & Holden, PC

Hall & Holden, P.C.
Fayston, VT
License No. 92-0000538

April 3, 2020

SOULMATE BREWING LLC
BALANCE SHEET
December 31, 2019

	2019
Assets	
Current Assets	
Cash and Equivalents	$ 50,215
Total Current Assets	50,215
Inventory	731
Total Assets	$ 50,946
Liabilities & Member's Equity	
Current Liabilities	
Investment Deposits	$ 50,000
Total Current Liabilities	50,000
Total Liabilities	50,000
Member's Equity	
Owner Contribution	5,900
Retained earnings	(4,954)
	946
Total Member's Equity	946
Total Liabilities & Member's Equity	$ 50,946

See accompanying notes and independent accountants' report.

SOULMATE BREWING LLC
STATEMENT OF INCOME
Year Ended December 31, 2019

	2019
Revenue	$ 226
Cost of Goods Sold	130
Gross Profit	$ 96
Operating Expenses	
Bank fees	20
Filing fees	135
Legal & professional	2,500
Logo Design	1,500
Trademark Filing fees	900
Total Operating Expenses	5,055
Operating Income	(4,959)
Interest Income	5
Net Income	$ (4,954)

See accompanying notes and independent accountants' report.

SOULMATE BREWING LLC
STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2019

		2019
Member's Equity, Beginning of Year	$	-
Net Income (Loss)		(4,954)
Member's Equity, End of Year	$	(4,954)

See accompanying notes and independent accountants' report.

SOULMATE BREWING LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2019

	2019
Cash Flows from Operating Activities:	
Net Income (Loss)	$ (4,954)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	-
(Increase) decrease in inventory	(731)
Net Cash Provided by (Used by) Operating Activities	(5,685)
Cash Flows from Investment Activities:	
Contribution by Member	5,900
Investment Deposits	50,000
Net Cash Provided by (Used by) Investing Activities	55,900
Net Cash Provided by (Used by) Financing Activities	-
Net Increase (Decrease) in Cash	50,215
Cash at Beginning of Period	-
Cash at End of Period	$ 50,215
Supplemental Disclosures:	
Cash paid for:	
Income taxes	$ -
Interest expense	$ -

See accompanying notes and independent accountants' report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Soulmate Brewing LLC, (a Vermont LLC) (the "Company"), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations
Soulmate Brewing LLC is in the initial stages of manufacturing and marketing beer for retail and wholesale distribution.

Basis of Accounting
The Company maintains its accounting records on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

The statements of cash flows have been prepared using the indirect method.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The company maintains cash balances at one financial institution. The account balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the Company had uninsured cash balances of $0.

Allowance for Uncollected Accounts
No allowance for bad debts has been set up at management's discretion. Accounts will be written off in the year the receivable is determined to be uncollectible.

Property and Equipment
Property and equipment will be recorded at cost using the straight-line or modified accelerated cost recovery system methods. For federal income tax purposes, depreciation will be computed using the accelerated cost recovery system, the modified accelerated cost recovery system and the straight line methods. Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts for assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – (CONTINUED)

Income Taxes

The Company, being a single member LLC, currently files Schedule C as part of the member/manager personal income tax returns in the U.S. federal and state jurisdictions.

NOTE B - SUBSEQUENT EVENTS

Currently, the Company has received acceptance by the IRS to be treated as an S corporation with an effective date of January 1, 2020. When enough capital contributions are received, current investment deposits will be converted to unit shares and ownership in the corporation will be determined by amount of investment. Management has filed an entity classification change request to convert to a C corporation since more than 100 shareholders are anticipated and if accepted, that will become effective as of January 1, 2020.

The single member LLC, Soulmate Brewing LLC, was dissolved by the Vermont Secretary of State's office on March 4, 2020 and a certificate of incorporation was issued to Soulmate Brewing Company effective the same date. All assets and liabilities of the single member LLC were transferred to the corporation as of that date.